FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

18 July 2002

mmO2 plc

Wellington Street
Slough, Berkshire SL1 1YP, England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________

Enclosure:

One Company Announcement notification dated 18 July 2002 sent to the London Stock Exchange under its requirements to submit notification that mmO2 plc has been advised of a major interest in its shares.

One Company Announcement notification dated 18 July 2002 sent to the London Stock Exchange under its requirements to submit notification that mmO2 plc has announced key performance indicators for the three-month period to 30 June 2002.

One Company Announcement notification dated 18 July 2002 sent to the London Stock Exchange under its requirements to submit copies of all material announcements for information purposes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

mmO2 plc

Date: 18 July 2002

By: ______________________

ROBERT HARWOOD
Assistant Secretary

mmO$_2$

PR0235

mmO$_2$ REPORTS HIGHER CUSTOMER NUMBERS, ARPU IMPROVING AND DATA REVENUES CONTINUING TO GROW

Released: 18 July 2002

mmO$_2$ plc today announced key performance indicators for the three-month period to 30 June 2002. These demonstrate continuing momentum in Germany and in the UK contract market, encouraging increases in ARPU, and further growth in mobile data. The key achievements in the quarter included :

Customer numbers :

- mmO$_2$ added a total of 292,000 net new customers in the quarter, 86% of which were contract customers.
- O$_2$ UK added 111,000 net new contract customers; pre-pay declined by 24,000.
- O$_2$ Germany added 195,000 net new customers, of which 103,000 were contract customers.

Average revenue per user (ARPU) :

- O$_2$ UK's blended ARPU increased to £234, from £231 the previous quarter; contract ARPU increased to £502, from £498 the previous quarter.
- O$_2$ Germany's blended ARPU increased to £203, from £195 the previous quarter; pre-pay ARPU grew by 7% quarter-on-quarter, and contract ARPU by 3.5%.

Mobile data :

- Data as a proportion of service revenues increased to 14.6%, from 13.4% the previous quarter.
- The total number of SMS messages increased by 6% to 1,768 million.

David Varney, Chairman of mmO2 stated :
"We continue to make encouraging progress in implementing our strategy across the Group. We remain confident that by focusing on attracting and retaining higher quality customers, building our leading position in the growing market for mobile data services, and tightly controlling operating costs and capital expenditure, we can deliver further progress towards the financial goals we have set out for the Group."

Peter Erskine, Chief Executive of mmO$_2$, commented :
"We added 292,000 net new customers and ended our first quarter under the O$_2$ brand with a total base of 17.749 million customers, of which 36% were contract customers. ARPU in most of our markets continued to improve, for both pre-pay and contract customers. We continue to target ARPU growth of 4-8% for the year.

"We were particularly pleased that we maintained our momentum in the German market. We added 195,000 customers in the first quarter, over half of which were contract customers. ARPU growth was impressive, with pre-pay ARPU up 7% and contract ARPU 3.5% ahead of the previous quarter.

"Our recovery in the UK contract market was sustained, with 111,000 net new customers added, contract ARPU up to £502, and churn down another point to 30%. Pre-pay ARPU was also encouraging, as we continued to target higher quality customers, including through our online channel.

"Data revenue continued to develop towards our target of 25% of service revenues by the end of 2004. In the first quarter data accounted for 14.6% of service revenues, with the growth being driven by higher SMS usage, including an increasing number of premium SMS services.

"The response from our customers and channel partners to the new O$_2$ brand has been overwhelmingly positive, in all our markets. O$_2$ reflects a fresh, forward-looking approach to mobile communications, and is delivering the solutions that our customers truly value."

OPERATING REVIEW

O$_2$ UK

The turnaround in the contract market continued to build pace, with 111,000 net new contract customers added. This reflected O$_2$'s enhanced customer propositions in both voice and mobile data services, including the new range of cross-net bundles, rather than increased subscriber acquisition costs (SAC). Churn in the contract market fell to 30%, from 31% in the previous quarter. Contract ARPU improved to £502 from £498 in the previous quarter, and from £486 in the first quarter of last year.

The upgrading of the pre-pay customer base continued, with a net loss of 24,000 customers in the quarter, and pre-pay ARPU of £109 slightly ahead of the previous quarter. The pre-pay SAC remained low, reflecting O$_2$'s increasing focus on higher value customers, rather than market share growth.

The volume of SMS messages grew to 1,152 million, a 9% increase on the previous quarter. Growth was driven by person-to-person messaging, and increasingly by premium rate services. Data's share of service revenues increased to 14.1% from 13.8% the previous quarter.

O_2 Germany

O_2's recent momentum in the German market was maintained, with 195,000 net new customers added in the quarter, of which 103,000 were contract customers. Blended ARPU increased to £203 from £195 last quarter.

The unique O_2 Genion service (a Homezone product) continued to drive post-pay growth, accounting for over 80% of total contract customer connections. The growing proportion of the high-ARPU Genion customers within the contract base contributed to the overall contract ARPU improvement to £324, from £313 last quarter. The contract SAC was flat quarter-on-quarter, and there was a fall in churn.

O_2 also performed strongly in the pre-pay market, with 92,000 net new customers. The "Mobile Option" flat rate tariff, introduced in April, attracted increasing numbers of high value customers, and ARPU jumped 7% from the previous quarter, to £76. Pre-pay SAC and churn were both below the previous quarter.

Data as a proportion of service revenue jumped to 18.3%, from 14.5% in the previous quarter. Approximately 1.5% of this was accounted for by inbound SMS termination revenue, which had not previously been recorded as data revenue. However, on a like-for-like basis data's share of O_2 Germany's total service revenues increased by more than two percentage points, due to special offers associated with the World Cup, and the introduction of other new data services.

O_2 Netherlands

In a flat market environment, O_2 Netherlands delivered strong growth in the contract market, with 34,000 customers added in the quarter, at a lower subscriber acquisition cost than in the previous quarter. This reflected the impact in the Netherlands of the re-branding to O_2, which re-positioned the company significantly. Contract ARPU also improved, to £495 from £492 the previous quarter.

O_2's performance in the pre-pay market was stable, reflecting competitive conditions in the market as a whole. There was a small decline in the pre-pay customer base and pre-pay ARPU was flat.

Data accounted for 12.1% of service revenues, compared to 9.2% in the previous quarter. Approximately 1.9% of this was accounted for by inbound SMS termination revenue, which had not previously been recorded as data revenue. The underlying growth was driven by higher value SMS, and other new data services.

O_2 Ireland

O_2 delivered a stable performance in the contract market. Contract customer numbers, ARPU and SAC were broadly unchanged, and churn was slightly lower.

In the pre-pay market ARPU increased to £204, from £197 the previous quarter, growth of more than 3.5%. There was a small fall in the active customer base. APRU improvement was driven by an increase in voice minutes, compared to the previous quarter, and strong SMS usage, including premium rate services. This reflects O_2 Ireland's successful focus on higher value customers.

Data's overall share of service revenues grew slightly to 11.7%, from 11.5% in the previous quarter. SMS messages grew by 4.7% quarter-on-quarter.

TABLE 1 : CUSTOMER NUMBERS

('000)	Customers at 31 March 2002	Net additions during period	Customers at 30 June 2002
O2 UK			
Pre-pay	7,542	(24)	7,518
Post-pay	3,542	111	3,653
Total	11,084	87	11,171
O2 Germany			
Pre-pay	1,912	92	2,004
Post-pay	1,979	103	2,082
Total	3,891	195	4,086
O2 Netherlands			
Pre-pay	1,022	(7)	1,015
Post-pay	233	34	267
Total	1,255	27	1,282
O2 Ireland			
Pre-pay	824	(22)	802
Post-pay	356	3	359
Total	1,180	(19)	1,161
Manx			
Pre-pay	26	2	28
Post-pay	21	0	21
Total	47	2	49
MmO$_2$ Group			
Pre-pay	11,326	41	11,367
Post-pay	6,131	251	6,382
Total	17,457	292	17,749
Pre-pay %	64.9%	14.0%	64.0%
Post-pay %	35.1%	86.0%	36.0%

TABLE 2 : AVERAGE REVENUE PER USER (ARPU)

(£)	3 months ended 30 June 2001	3 months ended 30 Sept. 2001	3 months ended 31 Dec. 2001	3 months ended 31 March 2002	3 months ended 30 June 2002
O2 UK					
12-month rolling					
Pre-pay	110	108	105	108	109
Post-pay	486	489	493	498	502
Blended	251	238	230	231	234
Monthly average					
Pre-pay	9	9	9	9	9
Post-pay	41	43	42	40	42
Blended	19	20	19	19	20
O2 Germany					
12-month rolling					
Pre-pay	na (1)	na (1)	70	71	76
Post-pay	na (1)	na (1)	306	313	324
Blended	na (1)	na (1)	192	195	203
Monthly average					
Pre-pay	5	5	8	6	7
Post-pay	24	27	27	26	28
Blended	15	16	18	17	18
O2 Netherlands					
12-month rolling					
Pre-pay	82	83	79	84	83
Post-pay	477	487	487	492	495
Blended	158	165	160	163	160
Monthly average					
Pre-pay	7	7	6	8	7
Post-pay	41	41	40	42	42
Blended	15	14	12	14	14
O2 Ireland					
12-month rolling					
Pre-pay	214	190	195	197	204
Post-pay	630	623	624	622	621
Blended	366	330	331	329	333
Monthly average					
Pre-pay	18	17	17	16	18
Post-pay	53	52	51	51	53
Blended	30	28	28	27	28

(1) Comparable data not available : annualised six-month ARPU previously reported for these quarters.

TABLE 3 : AVERAGE REVENUE PER USER (ARPU)

(EURO)	3 months ended 30 June 2001	3 months ended 30 Sept. 2001	3 months ended 31 Dec. 2001	3 months ended 31 March 2002	3 months ended 30 June 2002
O2 UK					
12-month rolling					
Pre-pay	179	175	169	174	176
Post-pay	790	793	793	806	808
Blended	408	386	370	374	376
Monthly average					
Pre-pay	14	15	14	15	15
Post-pay	66	69	68	66	67
Blended	31	32	31	31	32
O2 Germany					
12-month rolling					
Pre-pay	na (1)	na (1)	113	115	123
Post-pay	na (1)	na (1)	493	507	522
Blended	na (1)	na (1)	309	315	327
Monthly average					
Pre-pay	8	8	12	10	11
Post-pay	39	43	44	43	44
Blended	24	26	29	27	28
O2 Netherlands					
12-month rolling					
Pre-pay	133	135	127	136	134
Post-pay	776	790	783	797	798
Blended	257	268	257	264	258
Monthly average					
Pre-pay	12	12	9	13	11
Post-pay	66	66	65	68	67
Blended	25	23	19	23	22
O2 Ireland					
12-month rolling					
Pre-pay	348	308	314	319	329
Post-pay	1,025	1,010	1,004	1,008	1,002
Blended	595	535	532	533	537
Monthly average					
Pre-pay	30	27	27	27	28
Post-pay	87	84	82	83	84
Blended	50	45	45	44	45
Euro Rates					
Quarterly	1.6268	1.6149	1.6110	1.6273	1.5949
Annually	1.6261	1.6214	1.6084	1.6200	1.6120

(1) Comparable data not available : annualised six-month ARPU previously reported for these quarters.

TABLE 4. DATA AS % SERVICE REVENUES

	3 months ended 30 June	3 months ended 30 Sept.	3 months ended 31 Dec.	3 months ended 31 March	3 months ended 30 June
O_2 UK	9.1%	10.8%	13.4%	13.8%	14.1%
O_2 Germany	13.6%	12.9%	12.8%	14.5%	18.3%
O_2 Netherlands	7.6%	8.5%	10.0%	9.2%	12.1%
O_2 Ireland	7.8%	9.0%	10.5%	11.5%	11.7%
Group	9.7%	10.9%	12.8%	13.4%	14.6%

TABLE 5. SMS MESSAGES

(million)	3 months ended 30 June	3 months ended 30 Sept.	3 months ended 31 Dec.	3 months ended 31 March	3 months ended 30 June
O_2 UK	639	754	931	1,060	1,152
O_2 Germany	205	217	250	286	298
O_2 Netherlands	38	60	80	110	98
O_2 Ireland	134	150	179	204	214
Manx	2	4	5	6	6
MmO_2 total	1,018	1,185	1,445	1,666	1,768
Growth	+11.4%	+16.4%	+21.9%	+15.3%	+6.1%

mmO_2

mmO_2 has 100% ownership of mobile network operators in four countries - the UK, Germany, the Netherlands and Ireland - as well as a leading mobile internet portal business. All of these businesses have now been re-branded as O_2. Additionally, the company has operations on the Isle of Man (Manx Telecom).

mmO_2 was the first company in the world to launch and rollout a commercial GPRS (or 2.5G) network and has secured third generation mobile telephony ("3G") licences in the UK, Ireland, the Netherlands, and Germany.

mmO_2 has approximately 17.75 million customers and some 14,000 employees, with revenues for the year ended 31 March 2002 of £4.276 million. Data represented 14.6% of total service revenues in the quarter ending 30 June 2002.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

mmO2 plc

2. Name of shareholder having a major interest

The Capital Group Companies Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Capital International Limited:

Registered Name	***Number of Shares***
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	3,331,150
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	20,853,810
Chase Nominees Ltd Woolgate House Coleman Street London EC2P 2HD	44,344,499
Midland Bank plc 5 Lawrence Hill Poutney Hill London EC4R OE	1,810,900
Bankers Trust 59 ½ Southmark Street 2nd Floor London SE1 OHH	30,476,142
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	988,000
Citibank London 11 Old Jewry London EC2R 8D8	303,800

Morgan Guaranty 83 Pall Mall London SW1Y 5ES	4,660,900
Nortrust Nominees 156 Bishopsgate London EC2M 3XS	29,767,234
State Street Bank & Trust Co	3,198,800
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX	9,542,330
HSBC Bank plc Securities Services Mariner House Pepys Street London EC3N 4DA	11,740,193
Mellon Bank NA London Branch London	3,250,000
Northern Trust AVFC South Africa	1,635,400
KAS UK Kass Associate PO Box 178 1000 AD Amsterdam	323,500
Mellon Nominees (UK) Ltd 150 Buchanan Street Glasgow G1 2DY	1,000,000
Bank One London	1,643,900
Clydesdale Bank plc	262,000
Capital International S.A.:	
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	569,000
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	4,577,800
Midland Bank plc 5 Laurence Poutney Hill EC4R OE	106,900
Royal Bank of Scotland Regents House 42 Islington High Street	3,489,000

London N1 8XL

Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street London	187,500
Vidacos Nominees Ltd Citibank NA Lewisham House 25 Molesworth Street London SE13 7EX	1,002,000
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX	385,200

Capital International, Inc.:

HSBC Bank plc Securities Services Mariner House Pepys Street London EC3N 4DA	391,100

Capital Research and Management Company:

Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	170,694,729

Capital Guardian Trust Company

Cede & Co. 55 Walter Street New York New York 10006	1,690

5. Number of shares / amount of stock acquired

83,768,346

6. Percentage of issued class

0.96%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 0.1p each

10. Date of transaction

16 July 2002 - Date of Section 198 Notification

11. Date company informed

18 July 2002

12. Total holding following this notification

350,535,477

13. Total percentage holding of issued class following this notification

4.04%

14. Any additional information

Notification in respect of section 198 Companies Act 1985

15. Name of contact and telephone number for queries

Deborah Russell, 01753 628096

16. Name and signature of authorised company official responsible for making this notification

Deborah Russell

Date of notification

18 July 2002